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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*


                             APOGEE TECHNOLOGY, INC.
                             -----------------------
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                    03760F100
                                    ---------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

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CUSIP NO. 03760F100                   13G                      PAGE 2 OF 5 PAGES

NAMES OF REPORTING PERSONS
1.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Dr. Anton Schrafl
         -----------------


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a) / / (b) / /


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Switzerland
    -----------

                 5.   SOLE VOTING POWER.
NUMBER OF
                      619,000
SHARES                          ------------------------------------------------
                      SHARED VOTING POWER
BENEFICIALLY     6.

OWNED BY              0

EACH                  SOLE DISPOSITIVE POWER
                 7.
REPORTING
                      619,000
PERSON                          ------------------------------------------------
                      SHARED DISPOSITIVE POWER
WITH             8.      0


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      619,000


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      / /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      11.51%

12. TYPE OF REPORTING PERSON*
      IN
      --

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ITEM 1(a). NAME OF ISSUER:
                             APOGEE TECHNOLOGY, INC.


ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                129 Morgan Drive
                          Norwood, Massachusetts 02062


ITEM 2(a). NAME OF PERSON FILING:
                                Dr. Anton Schrafl


ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                             Schlossbergstrasse 23,
                          CH-8702 Zollikon, Switzerland


ITEM 2(c). CITIZENSHIP:
                                   Switzerland


ITEM 2(d). TITLE OF CLASS OF SECURITIES:
                                  Common Stock


ITEM 2(e). CUSIP NUMBER:
                                    03760F100

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR

          13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / / Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  / / Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  / / Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) / / Investment company registered under Section 8 of the Investment Company Act.

                                Page 3 of 5 pages

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     (e)  / / An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E).

     (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

Item 4.   OWNERSHIP

     (a)   Amount beneficially owned:  619,000

     (b)   Percent of class:  11.51%

     (c)   Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:  619,000

     (ii)  shared power to vote or to direct the vote:  0

     (iii) sole power to dispose or to direct the disposition of:  619,000

     (iv)  shared power to dispose or to direct the disposition of:  0


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

                                 Not Applicable

                                Page 4 of 5 pages

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Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                                 Not Applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                                 Not Applicable


Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                                 Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dr. Anton Schrafl

Date: February 14, 2003               By: /s/ Anton Schrafl
                                      ---------------------
                                            Anton Schrafl

                                Page 5 of 5 pages